UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2 to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Millicom International Cellular S.A.

(Name of Issuer)

Common Shares, par value $1.50 each

(including in the form of Swedish Depositary Shares, each representing one Common Share)

(Title of Class of Securities)

L6388F 10 2

(CUSIP Number)

Mikael Larsson

Investment AB Kinnevik

Skeppsbron 18

Box 2094

S-103 13 Stockholm, Sweden

011-46-8-562-000-00

Copies to:

Ashar Qureshi, Esq. Cleary, Gottlieb, Steen & Hamilton City Place House 55 Basinghall St. London EC2V 5EH England +44 207 614 2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 26, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

SCHEDULE 13D

CUSIP No. L6388F 10 2	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Investment AB Kinnevik
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Sweden
NUMBER OF SHARES	7	SOLE VOTING POWER 37,835,438 Common Shares
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 37,835,438 Common Shares
WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,835,438 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.2% of the Common Shares
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

Item 1.	Security and Issuer.

Investment AB Kinnevik (“Kinnevik”) hereby amends and supplements its Report on Schedule 13D, as amended by Amendment No. 1 to its Report on Schedule 13D filed on June 17, 2005 (“Amendment No. 1”), with respect to the common shares, par value $1.50 each (the “Common Shares”), of Millicom International Cellular S.A. (“Millicom”). Unless otherwise indicated or the context otherwise requires, each capitalized term used but not defined herein shall have the meaning assigned to such term in Amendment No. 1, and references herein to the Common Shares shall include the Swedish Depositary Receipts, each representing one Common Share. This Amendment No. 2 to the Schedule 13D (“Amendment No. 2”) is being filed by Kinnevik in accordance with Rule 13d-2 under the Securities Exchange Act of 1934, as amended. It refers only to information that has materially changed since the filing of Amendment No. 1 and is being filed in connection with the further acquisition of Common Shares by Kinnevik.

Item 2.	Identity and Background.

Item 2 of Amendment No. 1 is hereby restated as follows:

Kinnevik holds the Common Shares through its wholly owned subsidiary, Millcellvik AB, an intermediate holding company with a principal business and office address of Skeppsbron 18, Box 2094, S-10313 Stockholm, Sweden.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of Amendment No. 1 is supplemented as follows:

Since June 17, 2005, Kinnevik has acquired the Common Shares as specified in Item 5. The investments in the Common Shares were financed from Kinnevik’s working capital.

Item 4.	Purpose of Transaction.

Item 4 of Amendment No. 1 is supplemented as follows:

The Common Shares acquired by Kinnevik since June 17, 2005 were purchased for investment purposes.

Item 5.	Interest in Securities of the Issuer.

The first table and subsequent paragraph of Item 5(a) of Amendment No. 1 are amended and restated as follows:

	(a)	As of the date hereof, the following persons or entities owned Common Shares:
Name of Person or Entity	Number of Common Shares	Percentage of Common Shares
Kinnevik(1)	37,835,438	38.2%
The 1980 Stenbeck Trust(2)	1,750,027	1.8%
The 1985 Stenbeck Trust(2)	0	0.0%
Total	39,585,465	40.0%

__________

(1)	Kinnevik holds the Common Shares through its wholly owned subsidiary, Millcevik AB. See Item 2 above.
(2)

The 1980 Stenbeck Trust is an irrevocable trust that was created under the laws of the State of New York exclusively for the benefit of the wife and children of Mr. Jan H. Stenbeck. The 1985 Stenbeck Trust is an irrevocable trust that was created under the laws of the State of New York exclusively for the benefit of the children of Mr. Jan H. Stenbeck. The sole and exclusive voting control of the Common Shares held by the 1980 Stenbeck Trust and the 1985 Stenbeck Trust is vested in the trustees of the trusts. The trustees of the 1980 Stenbeck Trust are Leonard Gubar, Henry Guy and David Marcus. The trustees of the 1985 Stenbeck Trust are Leonard Gubar and Henry Guy. The trustees have disclaimed beneficial ownership of the shares owned by the 1980 Stenbeck Trust and the 1985 Stenbeck Trust.

As of January 23, 2006, a number of the directors and executive officers of Kinnevik held Common Shares and options to acquire Common Shares (each of which covers one Common Share and is exercisable from 2005 through 2008). The directors and executive officers in Kinnevik held in aggregate 43,116 Common Shares and options exercisable into 301,334 Common Shares.

Item 5(a) of the Schedule 13D is supplemented as follows:

Since June 17, 2005, Kinnevik, through Millcellvik AB, acquired (i) 714,900 Common Shares in open market transactions on October 24, 2005 for an aggregate cost of SEK 108,094,761 and (ii) 361,063 Common Shares in open market transactions on October 26, 2005 for an aggregate cost of SEK 53,445,700.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 23, 2006

INVESTMENT AB KINNEVIK

By:	/s/ Vigo Carlund Name: Vigo Carlund Title: President and Chief Executive Officer

By:	/s/ Mikael Larsson Name: Mikael Larsson Title: Chief Financial Officer

SCHEDULE A

Schedule A of Amendment No. 1 is amended and restated as follows:

INVESTMENT AB KINNEVIK
Name	Position in Kinnevik	Current Employment
Board Members:
PEHR G GYLLENHAMMAR	Chairman of the Board	Mr. Gyllenhammar is Chairman of the Board of Directors of Reuters Founders Share Company Limited.(1) He is also the Vice Chairman of Rothschild Europe.(2)
CRISTINA STENBECK	Vice Chairman of the Board

Ms. Stenbeck is Chairman of the Board of Directors of Emesco AB,(3) Vice Chairman of Directors of Metro(4) and a member of the Board of Directors of Invik & Co. AB,(5) Millicom International Cellular S.A.,(6) Modern Times Group MTG AB,(7) Tele2 AB(8) and Transcom WorldWide S.A.(9)

ERIK MITTEREGGER	Member of the Board	Mr. Mitteregger is a member of the Board of Directors of Invik, Aspiro AB,(10) SignOn i Stockholm AB,(11) and Firefly AB.(12)
EDVARD VON HORN	Member of the Board	Mr. von Horn is the Chairman of the Board of Directors of Mellersta Sveriges Lantbruksaktiebolag.(13) He is also the a member of the Board of Directors of Korsnäs AB.(14)
WILHELM KLINGSPOR	Member of the Board	Mr. Klingspor is a member of the Board of Directors of Korsnäs and Mellersta Sveriges Lantbruksaktiebolag.
STIG NORDIN	Member of the Board	Mr. Nordin is a member of the Board of Directors of Emesco and Korsnäs.
Executive Officers:
VIGO CARLUND	Managing Director	Mr. Carlund is a member of the Board of Directors of Invik, Transcom, Metro, Millicom, Modern Times Group MTG and Tele2.
MIKAEL LARSSON	Chief Financial Officer	Mr. Larsson has been employed as Chief Financial Officer by Kinnevik since 2001.

(1)

Reuters Founders Share Company Limited is a private company registered in United Kingdom. It has a significant shareholding in Reuters Group plc. It can be contacted through Reuters Group plc, 85 Fleet Street, London EC4P AJ, United Kingdom.

(2)

Rothschild Europe is a division of N M Rothschild & Sons Limited, an international investment bank. Its business address is N M Rothschild & Sons Ltd, New Court, St. Swithin's Lane, London EC4P 4DU, United Kingdom.

(3)

The estate of Martha Stenbeck, the late Mr. Stenbeck’s deceased mother, was the previous owner of Emesco AB (formerly Afti). Following the distribution of her estate, the majority owner of Emesco has been a charitable, irrevocable trust established under the laws of Liechtenstein, Sapere Aude Trust reg. Emesco is a holding company with equity stakes in companies in the telecom, investment and media business. Cristina Stenbeck is Chairman of the Board of Directors of Emesco and Stig Nordin, a member of the Board of Directors of Kinnevik, is a member of the Board of Directors of Emesco. Its business address is Box 2094, 103 13 Stockholm, Sweden.

(4)	Metro International S.A. is a newspaper publishing company organized under the laws of Luxembourg. Its business address is 75 route de Longwy, L-8080 Bertrange, Luxembourg.

(5)

Invik & Co. AB is a finance group focusing on insurance, banking, asset management and securities trading. Invik is organized under the laws of Sweden and its business address is Box 2095, S-103 13 Stockholm, Sweden.

(6)

Millicom International Cellular S.A., a company organized under the laws of Luxembourg, is a holding company with equity stakes in companies in the telecom business. Its business address is B.P.23, L-8005 Bertrange, Luxembourg.

(7)

Modern Times Group MTG AB, a Swedish limited liability company, is a Scandinavian media business, engaged in television broadcasting, radio, publishing, electronic retailing and media services activities. Its principal business and office address is at Skeppsbron 18, Box 2094, S-103 13 Stockholm, Sweden.

(8)	Tele2 AB, a Swedish limited liability company, is a European telecommunications operator. Its principal business and office address is at Skeppsbron 18, Box 2094, S-103 13 Stockholm, Sweden.

(9)

Transcom is a Swedish provider of customer relations services, including technical support, order/complaint handling, telemarketing and appointment booking. Its business address is 75 Route de Longwy, L-8080 Bertrange, Luxembourg.

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(10)

Aspiro AB is a Swedish limited liability company providing of mobile telephony related entertainment services in Scandinavia, Spain and the United Kingdom. Its business address is Box 118, 201 21 Malmö, Sweden.

(11)

SignOn i Stockholm AB is a Swedish limited liability company providing of internet-based forms and process descriptions supporting large- and medium-sized companies’ human resource departments. Its business address is Box 23141, 104 35 Stockholm, Sweden.

(12)

Firefly AB is a Swedish limited liability company that develops, manufactures and markets fire detection systems for professional users, mainly the board and lumber industries. Its business address is Box 92201, 12009 Stockholm, Sweden.

(13)	Mellersta Sveriges Lantbruksaktiebolag, a subsidiary of Kinnevik, is a farming company with estates in Sweden and Poland. Its business address is Ullevi Egendom, S-592 91 Vadstena, Sweden.

(14)	Korsnäs AB, a subsidiary of Kinnevik, is a paperboard and paper products and packaging company. Its business address is S-801 81 Gävle, Sweden.

The directors and executive officers of Kinnevik can be contacted c/o Investment AB Kinnevik, Skeppsbron 18, Box 2094, S-103 13 Stockholm, Sweden. The directors of the Board are Swedish citizens, except Ms. Cristina Stenbeck who is a U.S. citizen.

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